May 21, 2025

John (Fei) Han
Chief Financial Officer
DeFi Development Corp.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487

       Re: DeFi Development Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-41748
Dear John (Fei) Han:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance